3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

                    John M. Ford

direct dial:  215.981.4009

direct fax:  215.981.4750

fordjm@pepperlaw.com

December 28, 2010

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Mary A. Cole, Esq.

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Dear Ms. Cole:

On behalf of Equinox Funds Trust (the “Trust”), accompanying this letter is Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Initial Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) to (i) incorporate changes to the Registration Statement in response to written comments from the staff of the Commission (the “Staff”) on the Trust’s Registration Statement and (ii) make other non-material changes.  The Registration Statement was filed on August 5, 2010 to register the Trust and its initial series (the “Fund”) under the Investment Company of 1940 (the “1940 Act”) and the Fund’s shares under the 1933 Act.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the prospectus (the “Prospectus”) and the statement of additional information (the “SAI”) contained in the Registration Statement.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

* * *

Prospectus

1.

Name of Fund - The use of the terms “Index” and “Strategy” in the Fund’s name appear inconsistent.  Either the Fund is an “index fund” or it engages in a strategy based on a reference to indexes.  Please revise the name accordingly.

Response:  The Fund’s name has been changed from “MutualHedge Smart Market Neutral Commodity Index Strategy Fund” to “Equinox Market Neutral Commodity Strategy Fund” in response to the Staff’s comment.

2.

Cover - Please delete the paragraphs describing the “Reference Index” that appear before the Table of Contents.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

3.

Prospectus Summary –

a) Investment Objective – Delete footnote 1 in this paragraph and delete the cross-reference to the SAI.

Response:  The Prospectus has been revised to reflect the Staff’s comments.

b) Fee Table – Delete the word “Less” from the Fee Waiver and/or Expense Reimbursement line item.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

c) In your response confirm that the fee waiver agreement will be in existence for at least one year from the effective date of the registration statement.

Response:  The fee waiver agreement will be in existence for at least one year from the effective date of the registration statement.

d) Principal Investment Strategies – The first paragraph in this section states that the Fund will invest in “commodity-linked derivative instruments…”  Describe precisely the instruments in which the Fund will invest.  Explain in your response whether the Fund’s investment policies would permit the Fund to invest a majority of its assets, either directly or through its wholly-owned subsidiary, in financial futures.  In this respect, provide a representation that the Fund will not operate as a commodity pool.

Response:  The Fund seeks to achieve investment results that are similar to the performance of the Reference Index.  The Fund intends to gain its exposure to the Reference Index by investing, directly or through the use of a subsidiary, in one or more structured notes whose principal and/or coupon payments are linked to the Reference Index, and/or swap agreements linked to the performance of the Reference Index.

In addition, the Fund may invest up to 25% of its total assets in its Subsidiary, which has the same investment objective as the Fund and has a strategy of investing primarily in one or more swap agreements linked to the performance of the Reference Index and/or options or futures contracts on individual commodities designed to produce returns that track the Reference Index.

Such investment policies do not limit the ability of the Fund to invest in financial futures, including investing a majority of its assets, either directly or through its wholly-owned subsidiary, in financial futures.  The Fund, as a registered investment company, will claim an exclusion from the definition of a “commodity pool operator” under CFTC Regulation 4.5.

e) Principal Investment Strategies – In this section, explain concisely the relationship between the “reference index” and the “underlying indexes.”

Response:  The section has been revised to address the Staff’s comment.  The Reference Index follows a long/short, market neutral investment strategy which tracks a deemed-long position and a deemed-short position in futures contracts of three main commodity sectors: energy, industrial metals and agriculture.  The Reference Index increases or decreases based on the performance of these deemed investments and the relationship between a specific target volatility and the volatility of the aggregate value of the deemed investments. In general, the strategy underlying the Reference Index seeks to take advantage of potential inefficiencies in the rolling mechanism employed by the commodity indices in which an underlying index (the “Underlying Index”) takes a short position. The Underlying Index is comprised of (i) a long position in each of an energy, agriculture and industrial metals index and (ii) a short position in each of an energy, agriculture and industrial metals index. At the same time, the Reference Index stabilizes potential returns by attempting to control the volatility of the Reference Index to a 6% target.

f) Principal Investment Strategies – Since the Item 9 disclosure concerning the indexes repeats the disclosure in the Summary, please condense the disclosure in the Summary.

Response:  The Prospectus has been revised to address the Staff’s comments.  Information about the Reference Index has been moved to a stand-alone section entitled “Information About the Reference Index”.

g) Principal Investment Strategies – Paragraph 7 states that the Fund will seek to track the returns of the Reference Index by entering into contracts such as swap contracts, commodity index-linked notes, commodity futures contracts, or options on futures contracts.  Please add options, warrants, futures contracts, currency forwards and structured notes (as described under Principal Investment Risks).

Response:  Reference to options, warrants, futures contracts, currency forwards and structured notes (as described under Principal Investment Risks) has been removed from the Summary Prospectus.  It is currently anticipated that the Fund will gain its exposure to the Reference Index by primarily investing, directly or through the Subsidiary, in one or more structured notes whose principal and/or coupon payments are linked to the Reference Index, and/or swap agreements linked to the performance of the Reference Index.

h) Delete the cross-reference in paragraph nine under Principal Investment Strategies.

Response:  The Prospectus has been revised to reflect the Staff’s comments.

i) Principal Investment Strategies – The next to last sentence in the next to last paragraph refers to “other investment techniques.”  Please explain the nature of these techniques.

Response:  References to “other investment techniques” has been deleted as such techniques are not principal investment strategies.

j) Principal Investment Risks – With respect to the subsidiary, please provide representations that address the following requirements:

i) Will the Fund look through the subsidiary regarding diversification and concentration?

Response:  Yes.  The Fund will look through to the subsidiary for purposes of measuring issuer diversification and industry concentration.

ii) Will the Registrant consolidate the financial statements of the subsidiary and the Fund?

Response:  The financial statements of the Subsidiary will be included in the Fund's annual and semi-annual reports.

iii) Will the subsidiary’s advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund’s Board of Trustees?

Response:  Yes.  The advisory contract will be approved by the Fund’s Board of Trustees in accordance with Section 15 of the 1940 Act.

iv) Will the subsidiary comply with Sections 10 and 16 of the 1940 Act?

Response:  Yes.  The subsidiary will comply with Sections 10 and 16 of the Act.

v)

Will the subsidiary submit to inspection by the Commission?  This could be documented in an undertaking in Part C.

Response:  Yes.  The Registrant will include an undertaking in Part C to the effect that the Subsidiary will submit to inspection by the Commission.

vi) Will the subsidiary comply with Section 17(g) of the 1940 Act with respect to the custodial relationships?

Response:  Yes.  The Subsidiary will be included as a joint insured with the Fund on a fidelity bond liability insurance policy.

k) Principal Investment Risks – Please add portfolio turnover risk to this section.

Response:  Portfolio turnover risk has been added to the Principal Investment Risks section.

4.

Item 9 Disclosure –

a) Comments made above with respect to the Summary apply to the disclosure in this section, as appropriate.

Response:  The Prospectus has been revised to address the Staff’s comment.

b) Principal Investment Risk – This should read “Principal Investment Risks.”

Response:  The Prospectus has been revised to reflect the Staff’s comment.

c) Principal Investment Risks – Add “Industry Concentration Risk” and either delete “Sector Risk” or add it to the Summary.

Response:  The Prospectus has been revised to address the Staff’s comments.  While the Fund will not concentrate in a single industry it intends to focus its investments in three main commodity sectors.  Accordingly, the paragraph entitled “Index Concentration Risk” has been deleted and “Sector Risk” has been revised to discuss the three main commodity sectors in which the Fund’s investments will be focused: energy, industrial metals and agriculture.

d) The disclosure states that the Fund will invest up to 25 percent of its assets in the Subsidiary, which primarily invests in derivatives, including commodity and financial futures, commodity-linked notes and swap contracts.  In your response, please provide a representation that the Fund’s assets will be primarily invested, directly and indirectly, in “securities.”

Response:  The Fund’s assets will be primarily invested, directly and indirectly, in “securities.”

i) Derivatives Risks – Provide the disclosures specified in Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (“Derivatives Letter”).

Response:  The Prospectus has been revised to address the Staff’s comments.

ii) In addition, add the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission (“CFTC”) by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC.

Response:  The Prospectus has been revised to reflect the Staff’s comment to state that the Fund will claim an exclusion from the definition of a “commodity pool operator” under CFTC Regulation 4.5; however, changes in law and regulations, including those adopted by the CFTC, could require the Fund to comply with certain rules of the CFTC.

Statement of Additional Information

5.

Lack of Liquidity – In your response, explain if it would be possible for the Fund to own 15% or more of illiquid securities should its derivative holdings become illiquid as described in this section.  If so, how would the Fund handle such a situation?

Response:  The Fund anticipates investing primarily in liquid securities.  While the Board is ultimately responsible for liquidity determinations, the Board has delegated to the Fund’s investment adviser the responsibility for determining and monitoring the liquidity of the Fund’s holdings including its derivative holdings.  If it is determined that a derivative holding is no longer liquid, the investment adviser will review the Fund’s portfolio to determine an appropriate course of action including reporting the matter to the Board.  The investment adviser expects that the derivative investments will predominantly be swap agreements typically involving a notional exposure provided by a counterparty. In addition, any mark to market counterparty exposure under that arrangement will be settled (i) at regular monthly intervals and (ii) upon exceeding eight percent of the overall market exposure of the Fund’s total holdings..

* * *

Accompanying this letter is a request from each of the Trust and its principal underwriter that the Commission accelerate effectiveness of the Registration Statement to be effective at 4:00 p.m. Eastern Time on Thursday, December 30, 2010, or as soon as practicable thereafter.  In addition, the Trust’s request letter includes the “Tandy” representations as requested by the Staff.

Please direct any questions concerning this letter to the undersigned at 215.981.4009 or John P. Falco, Esq. at 215.981.4659.

Very truly yours,
/s/ John M. Ford
John M. Ford
cc:	Robert J. Enck, Equinox Funds Trust John P. Falco, Esq.

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December 28, 2010

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mary B. Cole, Esq.
Re:	Request for Acceleration Equinox Funds Trust (the “Trust”) File Nos. 333-168569 and 811-22447

Dear Ms. Cole:

As requested in the Trust’s letter dated as of today transmitting Pre-effective Amendment No. 1 (the “Amendment”) to the Trust’s Initial Registration Statement on Form N-1A (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 5, 2010 to the Commission, and pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust hereby requests that the Commission declare the Registration Statement effective at 4:00 p.m. Eastern Time on Thursday, December 30, 2010.

In addition, in connection with the Trust’s response to certain oral comments received from the staff of the Commission with respect to the Registration Statement, the Trust is providing the following statement, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,
/s/ Philip Liu
Philip Liu
Secretary

Cc:	John M. Ford, Esq.

[NORTHERN LIGHTS DISTRIBUTORS, LLC LETTERHEAD]

December 28, 2010

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mary B. Cole, Esq.
Re:	Request for Acceleration Equinox Funds Trust (the “Trust”) File Nos. 333-168569 and 811-22447

Dear Ms. Cole:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Northern Lights Distributors, LLC, as the principal underwriter of the shares of the Trust, hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Trust’s Initial Registration Statement on Form N-1A filed with the Commission on August 5, 2010 effective at 4:00 p.m. Eastern Time on Thursday, December 30, 2010.  A request for acceleration from the Trust accompanies this letter.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,
/s/ Brian Nielsen
Brian Nielsen
President

Cc:	Robert J. Enck John M. Ford, Esq.